April 8, 2019

Prof. Arndt Rolfs, MD
Chief Executive Officer
Centogene B.V.
Am Strande 7
18055 Rostock
Germany

       Re: Centogene B.V.
           Draft Registration Statement on Form F-1
           Amendment No. 1 Submitted March 28, 2019
           CIK 0001757097

Dear Prof. Arndt Rolfs:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS/A submitted March 28, 2019

Principal Shareholders, page 147

1. We note that Mr. Hubert Birner is listed as a beneficial owner of the shares held by TVM
       Life Science Ventures in footnote 3. Please revise Mr. Birner's information in the principal shareholders table to clearly reflect the shares beneficially held through TVM
       Life Sciences Ventures.
 Prof. Arndt Rolfs, MD
Centogene B.V.
April 8, 2019
Page 2



       You may contact Suying Li at 202-551-3335 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Pam Howell at 202-551-3357 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                         Sincerely,

FirstName LastNameProf. Arndt Rolfs, MD                  Division of
Corporation Finance
                                                         Office of Beverages,
Apparel and
Comapany NameCentogene B.V.
                                                         Mining
April 8, 2019 Page 2
cc:       Leo Borchardt
FirstName LastName